Morgan Stanley Institutional Fund, Inc.

522 Fifth Avenue

New York, NY 10036

December 20, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Re:          Morgan Stanley Institutional Fund, Inc. (the “Fund”)

(File Nos. 033-23166 and 811-05624)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A relating to the addition of Class H shares of certain portfolios (the “Portfolios”) of the Fund filed with the Securities and Exchange Commission on October 22, 2007.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to, or any supplemental explanations of such comments, as requested.  These changes will be reflected in post-effective amendment number 73 to the Fund’s registration statement on Form N-1A (the “Post-Effective Amendment), which will be filed via EDGAR on or about December 20, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.          Please file a response letter to these comments via EDGAR, including the “Tandy” provisions.

Response 1.  This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provisions, separate from the Post-Effective Amendment.

Comment 2.          Please indicate whether the Fund has filed a 40-17G filing relating to its 2005 fidelity bond.

Response 2.  The Fund has filed a 40-17G filing relating to its 2005 fidelity bond.

COMMENTS TO THE PROSPECTUSES

Comment 3.          Consistent with the Staff’s position regarding funds with “International” in their name, please confirm that the Portfolios with “International” in their name will invest in the securities of issuers located in a significant number of countries throughout the world.  Amend the definition of an issuer being from a particular country included in the section “Process “ to indicate that the first criteria (i.e., its principal trading market) must be satisfied along with one of the remaining two prongs.

Response 3.  We confirm that the relevant Portfolios are invested in the securities of issuers located in multiple countries throughout the world.

We respectfully acknowledge your comment, however, we believe that an issuer can be deemed to be from a particular country if such issuer meets any one of the three prongs of the definition.  In addition, the definition as disclosed in the prospectus is used by the Morgan Stanley compliance department to monitor the status of such issuers and we believe that the current criteria for determining whether an issuer is from a particular country are adequate and consistent with other similar funds in the industry.

Comment 4.          Please confirm that each Portfolio’s principal investment strategies are disclosed in the “Approach” and “Process” sections, in accordance with Item 2(b) of Form N-1A, and consider adding disclosure to clarify accordingly.

Response 4.  Each Portfolio’s principal investment strategies are set forth in the “Approach” and “Process” sections of the Prospectus, in accordance with Item 2(b) of Form N-1A.

Comment 5.          Please confirm that you are complying with the SEC release regarding investments in other investment companies.

Response 5.  With respect to those Portfolios that invest in other investment companies, we confirm that the Portfolios’ investments in other investment companies does not require the disclosure referred to in the SEC release.

Comment 6.          Please confirm that the line item titled “Annual Portfolio Operating Expenses” is included in each Portfolio’s Fee Table.

Response 6.  The line item titled “Annual Portfolio Operating Expenses” is included in each Portfolio’s Fee Table.

Comment 7.          Consider moving the fees and expenses footnotes to after the Example.

Response 7.  We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate.  The footnotes refer to the Annual Fund Operating Expenses and although arguably the Annual Fund Operating Expenses and the Example constitute the “Fee Table,” we believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

Comment 8.          Confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 8.  The Adviser may not recoup or recapture waived fees.

Comment 9.          Please confirm that there are no other similar accounts to the Global Real Estate Portfolio to be included for comparison purposes as required by Form N-1A.

Response 9.  The section titled “Prior Performance of a Similar Account” for Global Real Estate Portfolio has been removed.

Comment 10.        Consistent with the Staff’s position regarding funds with “International” in their name, please confirm that the Emerging Markets Debt Portfolio will invest in the securities of issuers located in a significant number of countries throughout the world.  Additionally, consider revising the criteria for determining whether an issuer is from an emerging markets country to indicate that the first criteria (i.e., “principal securities trading market is in that country”) must be satisfied along with one of the remaining three prongs.

Response 10.  We confirm that the relevant Portfolios are invested in the securities of issuers located in multiple countries throughout the world.

We respectfully acknowledge your comment; however, we believe that the current criteria for determining whether an issuer is from an emerging markets country are adequate and consistent with other similar funds in the industry.

Comment 11.        With respect to the Emerging Markets Debt Portfolio, under the sub-heading “Principal Risks” please add “high risk” following “high yield” when describing high yield securities.

Response 11.  We respectfully acknowledge the comment, but believe the disclosure regarding high yield securities and the related risks is sufficient.

COMMENTS TO THE SAI

Comment 12.        Please confirm that the Portfolios were not required to restate their financial statements in connection with their investments in inverse floaters.

Response 12.  The Portfolios do not invest in the types of inverse floaters that were subject to restatement last year.

Comment 13.        Please confirm that the Fund’s concentration policy set forth under the Fund’s Investment Limitation (8) complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Response 13.  Although the Fund’s concentration policy set forth under Investment Limitation (8) refers to investments of “more than 25% …”, the Fund complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•      the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•      the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•      the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6980.  Thank you.

Sincerely,

/s/ Daniel Burton

Daniel Burton